December 5, 2024
VIA EDGAR
Ms. Shannon Davis
Mr. William Schroeder
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
Washington, DC, 20549

        Re: Eagle Bancorp, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2023
        Form 8-K filed October 23, 2024
        File No. 000-25923

Dear Ms. Davis and Mr. Schroeder:
This letter is submitted on behalf of Eagle Bancorp Inc. (the “Company”) as a supplementary response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated November 6, 2024, related to the Company’s disclosure of “PPNR to average assets” and “Operating PPNR to average assets” on page 42 of Exhibit 99.2 in the Company’s Current Report on Form 8-K filed October 23, 2024 by the Company with the SEC.

On November 15, 2024, the Company submitted a response letter to the Staff. Subsequent to submission of its response letter, representatives of the Company had a conference call with the Staff on December 2, 2024. Based on the Company’s further discussions with the Staff, and after consideration of the additional views and interpretations shared by the Staff during the conference call, the Company confirms that it will not include “PPNR to average assets” and “Operating PPNR to average assets” as financial measures in its future filings.

* * *

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any additional questions or require any further information with respect to this response, please contact the undersigned by telephone at (740) 376-7138 or by email at ENewell@eaglebankcorp.com.

/s/ Eric Newell

Very truly yours,
Eric Newell
Chief Financial Officer
Corporate Headquarters, 7830 Old Georgetown Road, 3rd Floor, Bethesda, MD 20814